Mail Stop 3561

January 23, 2009

Mr. Randy Milby
President, Secretary, and Director
Hillstream Pharma, Inc.
270 Presidential Dr.
Wilmington, DE 19807

   Re: **Hillstream Pharma, Inc.**
     Form 10-KSB for Fiscal Year Ended
     December 31, 2007
     Filed March 6, 2008
     File No. 000-51835

Dear Mr. Milby:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel, and
       Health Care Services